Exhibit 99.1

58.com Reports First Quarter 2018 Unaudited Financial Results

BEIJING, May 23, 2018 —58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online market place for classifieds, today reported its unaudited financial results for the first quarter ended March 31, 2018.

First Quarter 2018 Financial Highlights

•	Total revenues were RMB2,471.2 million (US$393.0 million 1), a 24.3% increase from the same quarter of 2017, exceeding the high end of the Company’s guidance of RMB2,390 million.

•	Gross margin was 89.6%, compared with 90.0% in the same quarter of 2017.

•	Income from operations was RMB266.8 million (US$42.4 million), compared with RMB77.9 million in the same quarter of 2017.

•	Non-GAAP income from operations [2] was RMB411.6 million (US$65.4 million), compared with RMB217.2 million in the same quarter of 2017.

•	Net income attributable to 58.com Inc. was RMB174.6 million (US$27.8 million), compared with net loss attributable to 58.com Inc. of RMB21.5 million in the same quarter of 2017.

•	Non-GAAP net income attributable to 58.com Inc. [3] was RMB305.8 million (US$48.6 million), compared with non-GAAP net income attributable to 58.com Inc. of RMB105.7 million in the same quarter of 2017.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB1.19 (US$0.19) and RMB1.17 (US$0.19), respectively. One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted earnings per ADS [4] attributable to ordinary shareholders were RMB2.08 (US$0.33) and RMB2.05 (US$0.33), respectively.

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.2881 to US$1.00, which was the U.S. dollars middle rate announced by the State Administration of Foreign Exchange of the People’s Republic of China (PRC) on March 30, 2018. On May 23, 2018, such exchange rate was RMB6.3773 to US$1.00. The percentages stated in this press release are calculated based on the Renminbi amounts.

2 Non-GAAP income from operations is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3 Non-GAAP net income attributable to 58.com Inc. is defined as net income attributable to 58.com Inc. excluding share-based compensation expenses of the group (net of the amount allocated to noncontrolling interests), amortization of intangible assets resulting from business acquisitions, share-based compensation expenses included in share of results of equity investees and income tax effects of GAAP to non-GAAP reconciling items. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

4 Non-GAAP basic and diluted earnings per ADS are defined as non-GAAP net income attributable to 58.com Inc. divided by weighted average number of basic and diluted ADS.

Management Comments

“We delivered solid financial and operational results during the quarter,” commented Mr. Michael Yao, Chairman and Chief Executive Officer of 58.com, “Our job category in particular continues to grow faster than other major categories in terms of revenues and number of paying customers which I believe is a clear indication of its market leading position. Our housing category remains resilient despite low overall transaction volumes in China’s housing market. Two of our newest early-stage businesses, Zhuan Zhuan, the C2C used goods transaction platform, and 58 Town, a version of 58 specifically designed for rural areas, both continue to grow rapidly. We continue to launch more features across our platform and are pushing further into lower tier cities to take advantage of growth opportunities there.”

Mr. Hao Zhou, Chief Financial Officer of 58.com added, “Revenues during the quarter increased a solid 24.3% year-over-year despite the impact from Chinese New Year falling later than usual. On a sequential basis, revenues decreased due to typical seasonality. Net and operating margin continued to improve significantly year-over-year. At the same time, our total number of employees at the end of this quarter decreased by approximately 7% year-over-year, which demonstrates our ability to leverage technology to increase operational efficiency and create more synergies between our various business segments.”

First Quarter 2018 Financial Results

Revenues

Total revenues were RMB2,471.2 million (US$393.0 million), representing an increase of 24.3% from RMB1,988.3 million in the same quarter of 2017.

Membership revenues were RMB928.9 million (US$147.7 million), an increase of 17.1% from RMB792.9 million in the same quarter of 2017. The increase in membership revenues was primarily driven by an increase in the number of subscription-based paying membership accounts. The total number of subscription-based paying membership accounts on the Company’s platforms, which include 58.com, Ganji.com and Anjuke.com, was approximately 2,665,000 during the first quarter of 2018, a 20.5% increase from approximately 2,212,000 in the same quarter of 2017. Subscription-based paying membership accounts refer to the users who have purchased the Company’s subscription-based membership services and whose membership subscriptions are active at any point during a given period. Some paying members purchase membership services from more than one platform from the Company, which contributes separately to the revenues of each platform.

Online marketing services revenues were RMB1,492.0 million (US$237.3 million), an increase of 31.2% from RMB1,137.0 million in the same quarter of 2017. The increase was primarily driven by the increasing adoption and effectiveness of the Company’s various online marketing services such as real time bidding, priority listing and various other online marketing services.

Cost of Revenues

Cost of revenues was RMB257.9 million (US$41.0 million), an increase of 29.2% from RMB199.6 million during the same quarter of 2017. The year-over-year increase was primarily driven by increases in the costs of used good sold, traffic acquisition costs (“TAC”) paid to 58.com’s advertising union partners, salaries and benefits, and short message service (“SMS”) costs.

Gross Profit and Gross Margin

Gross profit was RMB2,213.2 million (US$352.0 million), an increase of 23.7% from RMB1,788.7 million during the same quarter of 2017.

Gross margin was 89.6%, compared with 90.0% during the same quarter of 2017.

Operating Expenses

Operating expenses were RMB1,946.4 million (US$309.5 million), representing an increase of 13.8% from RMB1,710.8 million in the same quarter of 2017.

Sales and marketing expenses in the first quarter of 2018 were RMB1,439.2 million (US$228.9 million), an increase of 15.5% from RMB1,246.0 million in the same quarter of 2017.

Within sales and marketing expenses, advertising expenses accounted for RMB682.0 million (US$108.5 million) and RMB512.2 million during the first quarter of 2018 and 2017, respectively. The increase was primarily due to an increase in advertising expenses associated with the promotion of the 58.com and Zhuan Zhuan brands.

Non-advertising sales and marketing expenses in the first quarter of 2018 were RMB757.2 million (US$120.4 million), an increase of 3.2% from RMB733.8 million in the same quarter of 2017. Non-advertising sales and marketing expenses include salaries, benefits, commissions and share-based compensation for the Company’s sales, sales support, customer service, and marketing dealer management personnel, as well as online and offline promotional expenses, and other operating expenses that are associated with sales and marketing activities. The increase was primarily driven by increased commissions, salaries and benefits for the Company’s sales and customer service teams.

Research and development expenses during the first quarter of 2018 were RMB346.4 million (US$55.1 million), an increase of 10.1% from RMB314.5 million in the same quarter of 2017. The increase was primarily due to increases in salaries and benefits and share-based compensation expenses for the Company’s research and development personnel for the development of new features and services.

General and administrative expenses in the first quarter of 2018 were RMB160.8 million (US$25.6 million), a 7.0% increase from RMB150.3 million in the same quarter of 2017. The increase was primarily driven by increases in salaries and benefits, and share-based compensation expenses.

Income from Operations

Income from operations was RMB266.8 million (US$42.4 million) in the first quarter of 2018, compared with RMB77.9 million in the same quarter of 2017. Operating margin, defined as income from operations divided by total revenues, was 10.8% in the first quarter of 2018, compared with 3.9% in the same quarter of 2017.

Non-GAAP income from operations was RMB411.6 million (US$65.4 million) in the first quarter of 2018, compared with RMB217.2 million in the same quarter of 2017. Non-GAAP operating margin, defined as non-GAAP income from operations divided by total revenues, was 16.6% in the first quarter of 2018, compared with 10.9% in the same quarter of 2017.

Other Income/(Expenses), net

Other income in the first quarter of 2018 was RMB8.8 million (US$1.4 million), compared with other expenses of RMB96.8 million in the same quarter of 2017. Other income in the first quarter of 2018 mainly included a RMB41.1 million investment income resulting from the purchase of short-term investments, which was offset by a RMB33.8 million share of the net loss attributable to 58 Home’s ordinary shareholders calculated based on the Company’s ordinary and preferred shareholding in 58 Home.

Net Income/(Loss) Attributable to 58.com Inc.

Net income attributable to 58.com Inc. was RMB174.6 million (US$27.8 million) in the first quarter of 2018, compared with net loss attributable to 58.com Inc. of RMB21.5 million in the same quarter of 2017. Net margin, defined as net income/(loss) attributable to 58.com Inc. divided by total revenues, was positive 7.1% in the first quarter of 2018, compared with negative 1.1% in the same quarter of 2017.

Non-GAAP net income attributable to 58.com Inc. was RMB305.8 million (US$48.6 million) in the first quarter of 2018, compared with RMB105.7 million in the same quarter of 2017. Non-GAAP net margin, defined as non-GAAP net income attributable to 58.com Inc. divided by total revenues, was 12.4% in the first quarter of 2018, compared with 5.3% in the same quarter of 2017.

Basic and Diluted Earnings/(Loss) per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders in the first quarter of 2018 were RMB1.19 (US$0.19) and RMB1.17 (US$0.19), respectively, compared with basic and diluted loss per ADS attributable to ordinary shareholders of RMB0.15 in the same quarter of 2017.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders in the first quarter of 2018 were RMB2.08 (US$0.33) and RMB2.05 (US$0.33), respectively, compared with RMB0.73 and RMB0.72, respectively, in the same quarter of 2017.

Cash Flow

Net cash provided by operating activities was RMB710.0 million (US$112.9 million) in the first quarter of 2018, compared with net cash provided by operating activities of RMB428.6 million in the same quarter of 2017.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of March 31, 2018, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB6,500.0 million (US$1,033.7 million).

Shares Outstanding

As of March 31, 2018, the Company had a total of 294,743,133 ordinary shares (including 246,702,873 Class A and 48,040,260 Class B ordinary shares) issued and outstanding. One ADS represents two Class A ordinary shares.

Business Outlook

Based on the Company’s current operations, total revenues for the second quarter of 2018 are expected to be between RMB3,100 million and RMB3,200 million. This represents a year-over-year increase of 19.6% to 23.4% in Renminbi amounts. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to 58.com Inc., non-GAAP net margin and non-GAAP basic and diluted earnings/(loss) per share and per ADS by excluding share-based compensation expenses of the group (net of the amount allocated to noncontrolling interests), amortization of intangible assets resulting from business acquisitions, share-based compensation expenses included in share of results of equity investees and income tax effects of above GAAP to non-GAAP reconciling items. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, non-cash gain or loss and income tax effects resulting from GAAP to non-GAAP reconciling items have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses of the group (net of the amount allocated to noncontrolling interests), amortization of intangible assets resulting from business acquisitions, share-based compensation expenses included in share of results of equity investees and income tax effects of above GAAP to non-GAAP reconciling items, all of which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

58.com’s management will host an earnings conference call on Thursday, May 24, 2018 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong time on the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-317-5225

U.S. Toll Free:	+1-866-235-9918

Hong Kong:	800-905945

China:	4001-201203

Passcode:	WUBA

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, May 31, 2018. The dial-in details for the replay are as follows:

International:	+1-412-317-0088

U.S. Toll Free:	+1-877-344-7529

Passcode:	10120607

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://www.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online market place for classifieds, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local business users and consumer users to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data, unless otherwise noted)

	As of
	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,524,982	1,492,845	237,408
Restricted cash-current	93,350	95,497	15,187
Short-term investments	3,437,707	4,119,611	655,144
Accounts receivable, net	667,750	659,788	104,926
Prepayments and other current assets	657,272	793,316	126,161
Total current assets	6,381,061	7,161,057	1,138,826
Non-current assets:
Restricted cash-non-current	792,000	792,000	125,952
Property and equipment, net	1,351,681	1,322,350	210,294
Intangible assets, net	1,309,566	1,253,856	199,401
Land use rights, net	3,688	3,669	584
Goodwill	15,864,655	15,864,655	2,522,965
Long-term investments	1,808,601	1,810,831	287,977
Long-term prepayments and other non-current assets	755,260	713,271	113,432
Total non-current assets	21,885,451	21,760,632	3,460,605
Total assets	28,266,512	28,921,689	4,599,431
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	75,000	75,000	11,927
Accounts payable	624,300	832,002	132,314
Deferred revenues	2,123,755	2,259,391	359,312
Customer advances	1,365,437	1,470,190	233,805
Taxes payable	186,491	213,823	34,004
Salary and welfare payable	536,831	447,842	71,221
Accrued expenses and other current liabilities	689,134	686,807	109,223
Total current liabilities	5,600,948	5,985,055	951,806
Non-current liabilities:
Long-term loans	777,427	750,971	119,427
Deferred tax liabilities	319,219	305,663	48,610
Other non-current liabilities	17,376	10,781	1,714
Total non-current liabilities	1,114,022	1,067,415	169,751
Total liabilities	6,714,970	7,052,470	1,121,557
Mezzanine equity:
Mezzanine classified noncontrolling interests	1,736,405	1,687,218	268,319
Total mezzanine equity	1,736,405	1, 687,218	268,319
Shareholders’ equity:
58.com Inc. shareholders’ equity:
Ordinary shares (US$0.00001 par value, 4,800,000,000 Class A and 200,000,000 Class B shares authorized, 245,924,871 Class A and 48,040,260 Class B shares issued and outstanding as of December 31, 2017 and 246,702,873 Class A and 48,040,260 Class B shares issued and outstanding as of March 31, 2018, respectively)	18	18	3
Additional paid-in capital	21,338,787	21,393,266	3,402,183
Accumulated deficit	(1,689,683)	(1,483,342)	(235,897)
Accumulated other comprehensive income/(loss)	(55,671)	80,837	12,856
Total 58.com Inc. shareholders’ equity	19,593,451	19,990,779	3,179,145
Noncontrolling interests	221,686	191,222	30,410
Total shareholders’ equity	19,815,137	20,182,001	3,209,555
Total liabilities, mezzanine equity and shareholders’ equity	28,266,512	28,921,689	4,599,431

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2017	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	RMB	US$
Revenues:
Membership	792,928	1,038,812	928,886	147,721
Online marketing services	1,137,042	1,644,486	1,491,978	237,270
E-commerce services	15,411	17,450	7,895	1,256
Other services	42,890	63,934	42,414	6,745
Total revenues	1,988,271	2,764,682	2,471,173	392,992
Cost of revenues(1)	(199,592)	(262,853)	(257,946)	(41,021)
Gross profit	1,788,679	2,501,829	2,213,227	351,971
Operating expenses(1):
Sales and marketing expenses	(1,246,018)	(1,338,587)	(1,439,222)	(228,880)
Research and development expenses	(314,478)	(357,898)	(346,396)	(55,088)
General and administrative expenses	(150,272)	(191,631)	(160,804)	(25,573)
Total operating expenses	(1,710,768)	(1,888,116)	(1,946,422)	(309,541)
Income from operations	77,911	613,713	266,805	42,430
Other income/(expenses):
Interest income/(expenses), net	(5,780)	7,515	1,174	187
Investment income/(loss), net	7,625	27,538	41,085	6,534
Share of results of equity investees	(99,071)	(198,333)	(37,335)	(5,937)
Foreign currency exchange gain/(loss), net	(39)	296	902	143
Others, net	472	39,157	2,997	477
Income/(loss) before tax	(18,882)	489,886	275,628	43,834
Income tax benefits/(expenses)	1,963	(42,144)	(70,108)	(11,149)
Net income/(loss)	(16,919)	447,742	205,520	32,685
Net loss/(income) attributable to noncontrolling interests	(110)	(763)	821	131
Deemed dividend to mezzanine classified noncontrolling interests	(4,488)	(32,922)	(31,766)	(5,052)
Net income/(loss) attributable to 58.com Inc.	(21,517)	414,057	174,575	27,764
Net earnings/(loss) per ordinary share attributable to ordinary shareholders - basic	(0.07)	1.41	0.59	0.09
Net earnings/(loss) per ordinary share attributable to ordinary shareholders - diluted	(0.07)	1.39	0.58	0.09
Net earnings/(loss) per ADS attributable to ordinary shareholders – basic (1 ADS represents 2 Class A ordinary shares)	(0.15)	2.82	1.19	0.19
Net earnings/(loss) per ADS attributable to ordinary shareholders – diluted (1 ADS represents 2 Class A ordinary shares)	(0.15)	2.78	1.17	0.19
Weighted average number of ordinary shares used in computing basic earnings/(loss) per share	289,992,930	293,323,477	294,163,060	294,163,060
Weighted average number of ordinary shares used in computing diluted earnings/(loss) per share	289,992,930	297,680,844	298,920,086	298,920,086

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	574	1,139	1,103	175
Sales and marketing expenses	17,694	17,940	17,135	2,725
Research and development expenses	29,831	34,856	35,597	5,661
General and administrative expenses	34,345	44,808	40,749	6,480

58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

(in thousands, except share, ADS, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2017	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	RMB	US$
GAAP income from operations	77,911	613,713	266,805	42,430
Share-based compensation expenses [5]	82,444	93,463	89,421	14,219
Amortization of intangible assets resulting from business acquisitions	56,821	55,348	55,326	8,799
Non-GAAP income from operations	217,176	762,524	411,552	65,448

GAAP net income/(loss) attributable to 58.com Inc.	(21,517)	414,057	174,575	27,764
Share-based compensation expenses	82,444	93,463	89,421	14,219
Amortization of intangible assets resulting from business acquisitions	56,821	55,348	55,326	8,799
Share-based compensation expenses included in share of results of equity investees	2,191	(292)	(16)	(3)
Income tax effects of GAAP to non-GAAP reconciling items [6]	(14,205)	(13,555)	(13,556)	(2,156)
Non-GAAP net income attributable to 58.com Inc.	105,734	549,021	305,750	48,623

GAAP operating margin	3.9%	22.2%	10.8%	10.8%
Share-based compensation expenses	4.1%	3.4%	3.6%	3.6%
Amortization of intangible assets resulting from business acquisitions	2.9%	2.0%	2.2%	2.2%
Non-GAAP operating margin	10.9%	27.6%	16.6%	16.6%

GAAP net margin	(1.1)%	15.0%	7.1%	7.1%
Share-based compensation expenses	4.1%	3.4%	3.6%	3.6%
Amortization of intangible assets resulting from business acquisitions	2.9%	2.0%	2.2%	2.2%
Share-based compensation expenses included in share of results of equity investees	0.1%	0.0%	0.0%	0.0%
Income tax effects of GAAP to non-GAAP reconciling items	(0.7)%	(0.5)%	(0.5)%	(0.5)%
Non-GAAP net margin	5.3%	19.9%	12.4%	12.4%
Weighted average number of ordinary shares used in computing non-GAAP basic earnings per share	289,992,930	293,323,477	294,163,060	294,163,060
Weighted average number of ordinary shares used in computing non-GAAP diluted earnings per share	292,912,009	297,680,844	298,920,086	298,920,086
Weighted average number of ADS used in computing non-GAAP basic earnings per ADS	144,996,465	146,661,739	147,081,530	147,081,530
Weighted average number of ADS used in computing non-GAAP diluted earnings per ADS	146,456,004	148,840,422	149,460,043	149,460,043

Non-GAAP net earnings per ordinary share attributable to ordinary shareholders - basic	0.36	1.87	1.04	0.17
Non-GAAP net earnings per ordinary share attributable to ordinary shareholders - diluted	0.36	1.84	1.02	0.16
Non-GAAP net earnings per ADS attributable to ordinary shareholders - basic	0.73	3.74	2.08	0.33
Non-GAAP net earnings per ADS attributable to ordinary shareholders - diluted	0.72	3.69	2.05	0.33

5 From the third quarter of 2017, certain share-based awards with redemption features granted to the Company’s employees were expected to be settled in cash and were classified as liabilities. The share-based compensation expenses recognized for this type of awards amounted to RMB5.3 million and RMB5.2 million in the fourth quarter of 2017 and the first quarter of 2018 , respectively, were excluded from the GAAP to non-GAAP reconciliation accordingly.

6 This is to exclude the income tax benefits related to amortization of intangible assets resulting from business acquisitions calculated at PRC statutory income tax rate of 25% and income tax expense related to dispose of business. Other GAAP to non-GAAP reconciling items have no income tax effect.

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